UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2006

Commission File Number _______________

INTRAWEST CORPORATION
(Registrant’s name)

Suite 800, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2006

INTRAWEST CORPORATION

By:	/s/ ROSS MEACHER

Name: Ross Meacher
Title: Corporate Secretary and Chief Privacy Officer

TO OUR SHAREHOLDERS
Our third quarter results reflect a strong performance by our real estate development division. Our proven strategy of partnering on real estate transactions created significant value in the third quarter as we closed the first phase of the sale of a majority interest in our real estate at Mammoth Mountain, California, generating $43.2 million pre-tax profit. We have maintained a 15 per cent interest in the joint venture and will earn ongoing fees providing development and marketing and sales management expertise to the partnership as it continues the build-out of the Village at Mammoth Mountain.
Our resort and travel operations benefited from the geographical diversification of our resort network. Record snowfall at our resorts of Copper and Winter Park in Colorado helped to partially offset the challenging weather experienced by our eastern resorts and the impact of a strike in Tremblant. Our resort operations in British Columbia improved year-over-year, although Whistler Blackcomb was impacted by the spill-over effect of the substandard snow conditions last year and a strong Canadian dollar.
OPERATING RESULTS (ALL DOLLAR AMOUNTS ARE IN US CURRENCY)
For the third quarter, Total Company EBITDA (earnings before interest, income taxes, non-controlling interest, depreciation and amortization and any non-recurring items) increased 25 per cent to $136.5 million from $109.5 million for the same period last year, due mainly to the closing of the first phase of the Mammoth land transaction. The second phase of this transaction closed in April 2006. A significant increase in depreciation and amortization expense, due to a change in estimated useful lives and depreciation rates of resort and travel operations assets, reduced income from continuing operations to $61.0 million or $1.23 per diluted share from $62.7 million or $1.31 per diluted share last year.
For the nine months ended March 31, 2006, income from continuing operations increased from $44.0 million or $0.92 per diluted share last year to $79.6 million or $1.62 per diluted share in 2006. Total Company EBITDA increased 31 per cent from $177.8 million to $232.2 million as a significant increase in EBITDA from real estate development was partly offset by a reduction in EBITDA from travel and resort operations. Results from discontinued operations, comprising the gain from the sale of the majority of our interest in Mammoth Mountain Ski Area in our second quarter and Mammoth’s operating results to the sales date, was $59.9 million versus $8.0 million for the same time period last year.
Further information on our operating results (including a reconciliation of Total Company EBITDA and other non-GAAP measures to the most comparable GAAP measures) is contained in Management’s Discussion and Analysis to follow.
DIVIDENDS
On May 9, 2006, the Board of Directors declared a quarterly dividend of Cdn. $0.08 per common share. The dividend is payable on July 26, 2006 to shareholders of record on July 12, 2006.

LATEST COMPANY DEVELOPMENTS
In February 2006 we initiated a review of strategic options for enhancing shareholder value, including, but not limited to, a capital structure review, strategic partnerships or business combinations. We have engaged Goldman Sachs & Co. to assist in the review.
Alex Wasilov has been appointed to the company’s newly created position of president and chief operating officer. Mr. Wasilov brings a wealth of experience to this senior position and will lead the operating divisions of Placemaking; Mountain Resorts; Lodging, Golf and Spa; Adventure and Active Travel; and Corporate Development. Concurrently, Drew Stotesbury was promoted to president of Intrawest Placemaking and will report directly to Alex.
OUTLOOK
During the past 24 months, Intrawest has made significant progress in broadening its range of leisure businesses. The acquisition and expansion of Abercrombie & Kent has given our company global reach into 100 countries on the seven continents of the world. We are exploring significant opportunities to extend our business reach into Europe and Asia. We have enhanced our ability to support these growth initiatives, deliver superior customer service at our resorts and migrate our customers across a growing array of travel experiences through our centralized marketing and sales capabilities and many internal operational initiatives.
We have come to a crucial point in our evolution. Having established a leadership position in the destination resort and adventure travel industry, it is time for us to evaluate the different ways in which we can capitalize on the opportunities before us. For this reason, and for the benefit of both our company and our shareholders, we have initiated a review of strategic options available to the company. This process will enhance shareholder value by ensuring we have the best possible business and capital structure in place as we move toward our goal of becoming the most trusted source in the leisure travel industry.
On behalf of the Board,

Joe S. Houssian	John E. Currie
CHAIRMAN AND	CHIEF FINANCIAL OFFICER
CHIEF EXECUTIVE OFFICER
May 9, 2006

MANAGEMENT’S
DISCUSSION AND		(ALL DOLLAR AMOUNTS ARE IN UNITED STATES CURRENCY,
ANALYSIS	INTRAWEST	UNLESS OTHERWISE INDICATED)

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the more detailed MD&A (which includes a discussion of business risks) contained in our June 30, 2005 annual report. Statements contained in this report that are not historical facts are forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, our ability to implement our business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations, world events and other risks detailed in our filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.
Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). We use several non-GAAP measures to assess our financial performance, such as EBITDA1 and free cash flow. Such measures do not have a standardized meaning prescribed by GAAP and they may not be comparable to similarly titled measures presented by other companies. We have provided reconciliations between any non-GAAP measures mentioned in this MD&A and our GAAP financial statements. These non-GAAP measures are referred to in this disclosure document because we believe they are indicative measures of a company’s performance and are generally used by investors to evaluate companies in the resort and travel operations and resort development industries.
Additional information relating to our company, including our annual information form, is on SEDAR at www.sedar.com. The date of this interim MD&A is May 9, 2006.
THREE MONTHS ENDED MARCH 31, 2006 (THE “2006 QUARTER”) COMPARED WITH THREE MONTHS ENDED MARCH 31, 2005 (THE “2005 QUARTER”)
Income from continuing operations was $61.0 million ($1.23 per diluted share) in the 2006 quarter compared with $62.7 million ($1.31 per diluted share) in the 2005 quarter. Income in the 2005 quarter included an income tax recovery of $4.6 million (refer to REVIEW OF CORPORATE OPERATIONS below) compared with an income tax expense of $5.9 million in the 2006 quarter. The 2005 quarter also included $2.1 million of call premium and other costs to redeem senior notes. Total Company EBITDA increased 25% from $109.5 million to $136.5 million due mainly to the closing of the first phase of Mammoth lands to a joint venture with an entity controlled by Starwood Capital Group Global, L.L.C. (Starwood Capital). This transaction followed on from the sale of the majority of our interest in Mammoth Mountain Ski Area to Starwood Capital in the second quarter of fiscal 2006. Mammoth’s results for the 2005 quarter (net income of $3.5 million) have been disclosed as discontinued operations.
REVIEW OF RESORT AND TRAVEL OPERATIONS
Resort and travel operations revenue increased from $356.6 million in the 2005 quarter to $386.2 million in the 2006 quarter. In August 2005 we entered into a lease to operate Parque de Nieve, an indoor snowdome in Spain, and revenue in the 2006 quarter included $2.2 million from this new business. The rise in the value of the Canadian dollar from an average rate of US$0.80 in the 2005 quarter to US$0.85 in the 2006 quarter increased reported resort and travel operations revenue by $9.5 million. On a same-business, constant exchange rate basis, resort and travel operations revenue increased by 5% to $374.5 million. Revenue from our mountain segment increased from $275.7 million to $289.9 million while revenue from our non-mountain segment increased from $80.9 million to $84.6 million.
Skier visits increased from 4,400,000 in the 2005 quarter to 4,572,000 in the 2006 quarter with an increase of 11% at our western resorts being partially offset by a decrease of 6% at our eastern resorts. In comparing these skier visit changes readers should note that the timing of Easter in April in 2006 and in March in 2005 decreased skier visits (as well as resort and travel operations revenue and EBITDA) in the 2006 quarter but did not have a similar negative impact on the 2005 quarter.
Whistler Blackcomb saw a 15% increase in skier visits compared with the 2005 quarter when all our British Columbia operations experienced very challenging weather conditions, with heavy rainfall in mid-January followed by warm, dry conditions through mid-March. We continue, however, to see some spill-over effect from the sub-standard ski

[1]	EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, income taxes, depreciation and amortization, non-controlling interest and any non-recurring items.

season last year, evidenced by the fact that notwithstanding near record snowfall, Whistler Blackcomb’s skier visits in the 2006 quarter were 3% lower than the comparable period in 2004. In Colorado, Copper and Winter Park benefited from the best snow conditions in many years, enabling them to increase skier visits by 9% on a combined basis in the 2006 quarter. In the East, the direct and lingering impact of the workers’ strike over Christmas and early January as well as seven weekends of either rain or extremely low temperatures reduced Tremblant’s skier visits by 8% in the 2006 quarter. The poor weather also impacted Stratton and to a lesser extent Snowshoe, where skier visits declined by 11% and 5%, respectively. Our other eastern resorts, Blue Mountain and Mountain Creek, were not as impacted by the weather, realizing skier visit increases of 5% and 2%, respectively.
Revenue per skier visit, adjusted for a constant Canadian dollar exchange rate, increased 1% in the 2006 quarter. At Whistler Blackcomb, a shift in the mix of visits from higher-yielding destination visitors to lower-yielding regional visitors resulted in a 4% decline in revenue per visit at that resort. A lack of bookings from long-haul U.S. markets, which were down by 34% compared with last season, was the main reason for the decline in destination visits. The high Canadian dollar, the cost of air lift into Vancouver and generally excellent conditions at resorts in the U.S. West contributed to the reduced bookings. It is also likely that the lack of snow and generally poor weather at Whistler Blackcomb in November and December during the prime booking window for the 2006 quarter enticed potential visitors to book elsewhere. For the season to the end of April, our skier visit mix was 49% regional and 51% destination in fiscal 2006 compared with 42% regional and 58% destination in fiscal 2005. Revenue per visit also declined in the 2006 quarter at Tremblant (by 1%) as we discounted many of our prices during the period when the workers’ strike limited our operations and then afterwards to stimulate demand. Excluding Tremblant, our eastern resorts saw a 6% increase in revenue per skier visit. At our Colorado resorts, revenue per skier visit was the same in the 2006 quarter as the 2005 quarter due mainly to a higher mix of lower-yielding season pass visits as pass holders took advantage of the excellent snow conditions.
The increase in revenue from the non-mountain segment in the 2006 quarter was primarily due to a 7% increase in adventure-travel tour revenue at Abercrombie & Kent (“A&K”) from $67.8 million to $72.3 million. A&K saw good growth in tour revenues from most of its major destinations, particularly East Africa, India and Egypt. Resort and travel operations revenue at Sandestin decreased by $0.7 million or 7%, due mainly to a regional downturn related to last summer’s hurricanes. Although Sandestin did not sustain significant physical damage from the hurricanes its business was impacted during the 2006 quarter as many potential visitors assumed that the Florida Panhandle suffered serious damage.
The breakdown of resort and travel operations revenue by major business component was as follows:

	2006	2005
(MILLIONS)	QUARTER	QUARTER	INCREASE	CHANGE(%)

Mountain operations	$173.3	$156.5	$16.8	11
Retail and rental shops	58.1	54.1	4.0	7
Food and beverage	40.6	38.1	2.5	7
Ski school	26.4	25.1	1.3	5
Golf	5.1	5.2	(0.1)	(2)
Adventure-travel tours	72.3	67.8	4.5	7
Other	10.4	9.8	0.6	6

	$$386.2	$356.6	$29.6	8

Resort and travel operations expenses increased from $273.5 million in the 2005 quarter to $302.9 million in the 2006 quarter, of which $2.3 million and $6.8 million, respectively, were due to the lease of Parque de Nieve and the impact on reported expenses of the higher Canadian dollar. On a same-business, constant exchange rate basis expenses in the mountain segment increased by $16.4 million to $209.5 million, partly due to:
•	Higher business volumes at our British Columbia operations (Whistler Blackcomb, Panorama and Alpine Helicopters) and our Colorado resorts, which increased mountain segment expenses by $3.6 million.
•	The opening of nine new stores by The Intrawest Retail Group in fiscal 2006 resulting in $2.5 million of incremental costs.

•	The workers’ strike at Tremblant, which added $1.4 million of direct expenses, mainly comprising security, marketing and extra costs of the employees who filled in for the striking workers.
•	An increase of $0.9 million in fuel and utility costs.
•	A new operational excellence initiative (modeled off Six Sigma) designed to change our work processes in order to derive cost savings and efficiencies in the future, which added $1.2 million of costs.
•	An increase of $1.9 million in divisional operations group overhead, mainly related to marketing and sales and information technology.
Expenses in the non-mountain segment increased by $3.8 million to $84.3 million. The higher business volumes at A&K increased expenses by $2.4 million and expenses at Sandestin increased by $1.1 million due mainly to higher labor and resort association costs.
Resort and travel operations EBITDA increased slightly from $83.0 million in the 2005 quarter to $83.3 million in the 2006 quarter. The lease of Parque de Nieve and the reporting impact of the higher Canadian dollar in aggregate increased EBITDA in the 2006 quarter by $2.6 million. On a same-business, constant exchange rate basis EBITDA in the mountain segment increased by $0.3 million to $82.9 million while EBITDA from our non-mountain segment was flat at $0.4 million.
Superior weather and snow conditions in the 2006 quarter compared with the 2005 quarter at our British Columbia operations increased EBITDA by $4.6 million, however this was significantly below our expectations due to the shortfall in higher-margin destination visitors at Whistler Blackcomb discussed above. In Colorado, excellent conditions and record skier visits increased EBITDA in the 2006 quarter by $4.9 million. These positive factors were offset by a number of negative factors, including the direct and lingering impact of the workers’ strike at Tremblant, which reduced EBITDA by $5.8 million in the 2006 quarter and the timing of Easter being in April this year and in March last year, which decreased EBITDA in the 2006 quarter by approximately $4.1 million.
In the non-mountain segment, an increase of $2.0 million in EBITDA at A&K due mainly to tour sales growth and improved tour yields was offset by a decrease of approximately the same amount in EBITDA at Sandestin.
REVIEW OF MANAGEMENT SERVICES
Management services revenue and EBITDA in the 2006 and 2005 quarters were broken down as follows:

	2006 QUARTER		2005 QUARTER
(MILLIONS)	REVENUE	EBITDA	REVENUE	EBITDA

Services related to resort and travel operations
Lodging and property management	$36.1	$14.9	$37.2	$17.3
Other resort and travel fees	5.4	1.7	10.5	2.9

	41.5	16.6	47.7	20.2

Services related to real estate development
Real estate services fees	2.4	0.4	2.0	(0.2)
Playground sales fees	15.3	4.4	9.4	3.6

	17.7	4.8	11.4	3.4

	$59.2	$21.4	$59.1	$23.6

The decreases in lodging and property management revenue and EBITDA in the 2006 quarter were due mainly to a 3% decline in occupied room nights, with reductions of 25% at Tremblant and 14% at Sandestin offsetting an increase of 7% across our other resorts. The factors that impacted resort and travel operations results also affected our occupied room nights at our resorts. The decrease in occupied room nights was partially offset by an increase of 2% in average daily rates. The direct impact of the strike at Tremblant reduced lodging and property management EBITDA by $1.1 million in the 2006 quarter.
The decrease in other resort and travel fees in the 2006 quarter was due mainly to a $3.1 million reduction in reservation fees earned by our central call center as we sold our reservations company in Colorado in August 2005 and we continued to focus on reservations to our own resorts while reducing our third-party reservations business. In addition, Resort Club management fees decreased by $1.5 million, offsetting a positive variance of approximately the same amount in the second quarter and golf management

MANAGEMENT’S
(ALL DOLLAR AMOUNTS ARE IN UNITED STATES CURRENCY,	DISCUSSION AND
UNLESS OTHERWISE INDICATED)	ANALYSIS

fees declined by $0.6 million, reflecting our decision last year to exit the non-resort golf business. These revenue decreases reduced EBITDA from other resort and travel fees by $1.2 million in the 2006 quarter.
The increases in real estate services fees revenue and EBITDA of $0.4 million and $0.6 million, respectively, in the 2006 quarter were due to increased development and marketing fees from managing partnership projects. These fees are recognized on a percentage-of-completion basis during the course of construction. The larger increase in EBITDA relative to revenue in the 2006 quarter reflects a greater proportion of marketing fees, which have a higher margin than development fees.
The $5.9 million increase in sales fees earned by Playground, our real estate sales business, was due mainly to the successful sales launches of two major projects which generated revenues of $5.5 million and the timing of certain project completions. Playground recognizes revenue either when the purchaser signs a firm contract, or on closing, depending upon the terms of the listing agreement with the developer. The additional revenue increased Playground’s EBITDA by $3.1 million in the 2006 quarter, however this was partially offset by an allocation of $2.3 million of Playground general and administrative costs to the management services segment. In fiscal 2005 the full annual allocation of Playground general and administrative costs to management services of $7.5 million was made in the fourth quarter.
REVIEW OF REAL ESTATE DEVELOPMENT
Revenue from real estate development increased from $48.3 million in the 2005 quarter to $102.4 million in the 2006 quarter. Revenue for the 2006 quarter included $72.1 million from the sale of the first phase of Mammoth lands to a joint venture in which an entity controlled by Starwood Capital has an 85% interest and we have a 15% interest. The second and final phase of the transaction closed in April 2006. The entire transaction comprises real estate for the future development of over 1,100 residential units and 40,000 square feet of commercial space in the town of Mammoth Lakes. Excluding the sale of Mammoth lands, revenue generated by Intrawest Placemaking (our resort development business) decreased from $37.1 million to $20.3 million while revenue generated by Intrawest Resort Club (our vacation ownership business) decreased from $11.2 million to $10.0 million.
Intrawest Placemaking closed 33 units in the 2006 quarter compared with 93 units in the 2005 quarter. Since we generally presell our real estate, the timing of closings is mainly determined by construction completion and we did not complete any projects in the 2006 quarter. The average price per closed unit was $614,000 in the 2006 quarter, up significantly from $395,000 in the 2005 quarter. In an effort to sell long-standing inventory at Solitude and Copper we discounted prices and closed a total of 36 units at an average price of $321,000 per unit in the 2005 quarter. In addition, we closed $8.1 million of high-end townhomes, including fractional Storied Places properties (three whole units) in the 2006 quarter versus $2.1 million (one whole unit) in the 2005 quarter.
Real estate EBITDA increased from $8.3 million in the 2005 quarter to $42.2 million in the 2006 quarter. Real estate EBITDA comprises operating profit from real estate plus interest included in real estate expenses. Interest is capitalized to real estate properties during the development process and then is expensed, as part of real estate development expenses, when the properties are closed. Interest in cost of sales increased from $3.9 million in the 2005 quarter to $4.9 million in the 2006 quarter in line with the increase in real estate development expenses. Operating profit from real estate development increased from $4.4 million in the 2005 quarter to $37.3 million in the 2006 quarter due mainly to the closing of the Mammoth land sale, which generated $42.9 million of operating profit. Profit on land sales to partnerships and equity income from partnerships, which are recognized on a percentage-of-completion basis, increased from $4.6 million to $6.2 million due to the stage of construction of partnership projects. These increases in operating profit were partially offset by a number of costs, reserves and write downs in the 2006 quarter, including:
•	We expensed $2.4 million of costs in connection with the remediation of deficiencies at a project that we completed several years ago at Sandestin. We expect to recover most of these costs from insurance carriers and consultants, however GAAP restricts these recoveries from being recorded until they are certain.
•	In order to stimulate demand for our joint venture lot development at Three Peaks in Colorado the partners decided to reduce sales prices and as a result we recorded a write down of $1.7 million. This strategy has proved to be successful as we have sold 21 lots so far in fiscal 2006 compared with 10 lots in the whole of fiscal 2005.

•	We wrote down the book value of our Appalachian project at Mountain Creek by $1.6 million as significant construction delays and disputes with the general contractor (resulting in the termination of the contractor’s contract), increased costs and caused the project to be unprofitable. We expect to close units in this project commencing in the fourth quarter of fiscal 2006.
•	We expensed $2.0 million of overhead and other carrying costs related to our undeveloped lands at Copper. We are negotiating with the planning commissioners to change the zoning at Copper and we decided to expense holding costs on a current basis pending resolution of the rezoning application. We adopted this practice in fiscal 2005, however the entire expense in that year was recorded in the fourth quarter.
REVIEW OF CORPORATE OPERATIONS
Interest and other income increased from $2.4 million in the 2005 quarter to $3.2 million in the 2006 quarter due mainly to $0.7 million higher gains on asset disposals and higher interest income on funds held by our insurance captive.
Interest expense was $10.7 million in the 2006 quarter, up from $9.1 million in the 2005 quarter due mainly to capitalizing less interest to real estate, including $1.0 million in connection with our commercial properties at Squaw and Lake Las Vegas which were completed at the end of fiscal 2005. In addition to interest expense, during the 2005 quarter we expensed $2.1 million of call premium and other costs when we redeemed the balance of our 10.5% senior notes.
Corporate general and administrative (“G&A”) expenses increased from $5.4 million in the 2005 quarter to $10.4 million in the 2006 quarter. We have a number of stock-based executive compensation plans that are marked-to-market each quarter and the rise in our share price during the 2006 quarter increased compensation expense by $1.8 million more than the 2005 quarter. We have entered into a share swap transaction with a major financial institution that partially mitigates the effect of these mark-to-market adjustments. We also incurred $1.2 million of costs in the 2006 quarter in connection with a new branding/ business strategy initiative and the impact of the stronger Canadian dollar increased reported G&A by $0.6 million.
Depreciation and amortization expense increased significantly from $31.3 million in the 2005 quarter to $47.8 million in the 2006 quarter. Earlier in fiscal 2006 we commenced a review of the useful lives and depreciation methods of our ski and resort operations assets. As a result of this review we increased depreciation and amortization expense in the 2006 quarter by $17.7 million. This adjustment includes both a prospective change from the current period in our depreciation method from declining balance to straight-line and a change in the useful lives of the assets to better reflect our historical operating experience and the remaining service and earning potential of the assets. We estimate that this change in the method of recognizing the carrying value of these assets against their remaining useful lives will increase depreciation and amortization expense on an ongoing annual basis by approximately $8 million.
The provision for income taxes was $5.9 million in the 2006 quarter compared with a recovery of income taxes of $4.6 million in the 2005 quarter. Lower pre-tax income and the utilization of income tax losses resulted in the recovery in the 2005 quarter.
Non-controlling interest increased from $7.3 million in the 2005 quarter to $9.4 million in the 2006 quarter in line with the increases in net income at both Whistler Blackcomb and A&K during the 2006 quarter.
NINE MONTHS ENDED MARCH 31, 2006 (THE “2006 PERIOD”) COMPARED WITH NINE MONTHS ENDED MARCH 31, 2005 (THE “2005 PERIOD”)
Income from continuing operations increased from $44.0 million ($0.92 per diluted share) in the 2005 period to $79.6 million ($1.62 per diluted share) in the 2006 period. Income in the 2005 period was reduced by $30.2 million of call premium and other costs to redeem $394.4 million of 10.5% senior notes and it was increased by an income tax recovery of $5.3 million compared with an income tax expense of $10.1 million in the 2006 period. Total Company EBITDA increased 31% from $177.8 million to $232.2 million as significantly increased EBITDA from real estate development was partly offset by reduced EBITDA from resort and travel operations and management services and higher corporate G&A expenses. Results of discontinued operations, comprising the gain from the sale of the majority of our interest in Mammoth Mountain Ski Area in our second quarter and Mammoth’s operating results to the sale date, was $59.9 million in the 2006 period compared with $8.0 million in the 2005 period. This resulted in net income of $139.5 million

MANAGEMENT’S
(ALL DOLLAR AMOUNTS ARE IN UNITED STATES CURRENCY,	DISCUSSION AND
UNLESS OTHERWISE INDICATED)	ANALYSIS

($2.83 per diluted share) in the 2006 period, up from $52.0 million ($1.09 per diluted share) in the 2005 period.
REVIEW OF RESORT AND TRAVEL OPERATIONS
Resort and travel operations revenue increased from $661.1 million in the 2005 period to $742.2 million in the 2006 period. The acquisition of the remaining 55% of Alpine Helicopters in December 2004 and the lease of Parque de Nieve in August 2005 added $13.5 million and $5.7 million, respectively, of incremental revenue and the impact of the higher Canadian dollar increased reported revenue by a further $15.5 million. On a same-business, constant exchange rate basis, revenue from our mountain segment increased by $18.6 million to $434.7 million due mainly to improved revenues (resulting from superior weather and snow conditions) at our British Columbia operations and Colorado resorts partially offset by reduced revenues at Tremblant due to the direct and lingering impact of the workers’ strike and challenging weather. Revenue from our non-mountain segment increased by $27.8 million to $272.8 million in the 2006 period due mainly to 15% growth in A&K’s adventure-travel tour business.
EBITDA from resort and travel operations decreased from $115.0 million in the 2005 period to $105.7 million in the 2006 period. On a same-business, constant exchange rate basis, EBITDA from our mountain segment decreased by $12.7 million to $94.3 million. The timing of Easter in March in 2005 and April in 2006 increased EBITDA in the 2005 period by $4.1 million and the impact of the worker’s strike reduced EBITDA at Tremblant in the 2006 period by $7.9 million. These declines were partially offset by $1.8 million and $2.3 million, respectively, more EBITDA from our British Columbia operations and Colorado resorts. EBITDA from our non-mountain segment decreased by $0.4 million to $7.6 million as an increase in EBITDA of $8.7 million from A&K’s adventure-travel tour business was offset by a $3.6 million decline in its licensing fees (due to the termination of a licensing agreement in August 2005), lower EBITDA from Sandestin in the aftermath of the hurricanes last summer and severance and other costs related to our decision to exit the non-resort golf business. A portion of Sandestin’s shortfall is expected to be recovered through a $2.7 million business interruption claim, which is currently under review by the insurance companies.
REVIEW OF MANAGEMENT SERVICES
Management services revenue and EBITDA in the 2006 and 2005 periods were broken down as follows:

	2006 PERIOD		2005 PERIOD
(MILLIONS)	REVENUE	EBITDA	REVENUE	EBITDA

Services related to resort and travel operations
Lodging and property management	$69.9	$13.0	$70.2	$17.6
Other resort and travel fees	11.4	2.6	16.5	1.4

	81.3	15.6	86.7	19.0

Services related to real estate development
Real estate services fees	18.3	8.6	13.7	5.5
Playground sales fees	31.9	6.9	30.2	11.9

	50.2	15.5	43.9	17.4

	$131.5	$31.1	$130.6	$36.4

The decline in revenue and EBITDA from lodging and property management in the 2006 period was due mainly to a 2% decrease in occupied room nights with decreases of 16% at Tremblant and 7% at Sandestin offsetting an increase of 4% across our other resorts. In addition, EBITDA was impacted by higher housekeeping costs, particularly at Sandestin where we upgraded our housekeeping practices. The decrease in revenue from other resort and travel fees was due mainly to curtailing our third-party reservations business, including selling our Fly4Less and Moguls operations, and terminating most of our golf management contracts in line with our strategy to exit the non-resort golf business. Our third-party reservations business was not profitable and winding it down resulted in the increase in EBITDA from other resort and travel fees in the 2006 period.
The increases in revenue and EBITDA from real estate services fees were due mainly to increases in construction activity (on which development and sales fees are based) at projects managed for partnerships. Playground sales fees increased by $1.7 million in the 2006 period as revenue growth from continued strong markets in most locations was largely offset by a slower resale market in Florida in the aftermath of the hurricanes. Playground EBITDA was reduced by the timing of allocating Playground G&A costs to the management services segment. In the 2006 period EBITDA was reduced by $8.0 million of G&A costs compared with no reduction in the 2005 period since the full annual allocation of $7.5 million was made in the fourth quarter of fiscal 2005.
REVIEW OF REAL ESTATE DEVELOPMENT
Revenue from real estate development decreased from $288.8 million in the 2005 period to $285.2 million in the 2006 period. Revenue for the 2005 period included $109.5 million from the sale of commercial properties and $19.9 million from the sale of two residential projects to partnerships. In addition to the closing of the first phase of Mammoth lands to the joint venture with Starwood Capital for revenue of $72.1 million in the 2006 period we also closed a 26-acre beachfront property in Maui for proceeds of $73.3 million in our first quarter. The vendor of the property was a partnership in which we have a 40% interest, however the partnership is a variable interest entity (“VIE”), which we are required to fully consolidate because we are its primary beneficiary. Hence real estate development revenue includes 100% of the sales proceeds to the partnership and real estate development expenses includes 100% of the partnership’s cost of sales, being $29.4 million. The partner’s share of the profit from this transaction of $18.5 million is included in non-controlling interest.
Excluding the sales of the Mammoth lands and the Maui property in the 2006 period and the sales of commercial properties and residential projects to partnerships in the 2005 period, revenue generated by Intrawest Placemaking decreased from $128.1 million to $110.4 million while revenue generated by Intrawest Resort Club decreased from $31.3 million to $29.6 million.
Intrawest Placemaking closed 185 units in the 2006 period at average price of $597,000 per unit compared with 314 units at an average price of $408,000 per unit in the 2005 period. The higher average price was due to closing more high-end fractional interest townhomes and fewer single-family lots in the 2006 period and the decline in the number of closings reflects the timing of construction completions. For the fiscal year we expect to close about 500 units compared with the 557 units we closed in fiscal 2005.
The profit contribution from real estate development increased significantly from $24.7 million in the 2005 period to $107.4 million in the 2006 period due mainly to recognizing $43.9 million and $42.9 million, respectively, of profit from the sales of the Maui property and the Mammoth lands.
REVIEW OF CORPORATE OPERATIONS
Interest and other income was $7.5 million in the 2006 period, up from $5.7 million in the 2005 period due mainly to $0.8 million of increased gains on asset disposals and higher interest income, including interest on notes to partnerships for project sales.
Interest expense increased from $31.7 million in the 2005 period to $33.6 million in the 2006 period. Interest incurred was $1.3 million lower in the 2005 period (partly due to redeeming higher-interest senior notes during fiscal 2005), however we capitalized $3.2 million less interest to real estate, including $2.7 million in connection with our commercial properties at Squaw and Lake Las Vegas which were completed at the end of fiscal 2005. In addition to interest expense, during the 2005 period we expensed $30.2 million of call premium and other costs when we redeemed $394.4 million of 10.5% senior notes.
Corporate general and administrative expenses increased from $15.3 million in the 2005 period to $22.4 million in the 2006 period. We have a number of executive stock-based compensation plans that are marked-to-market each quarter and the 34% rise in our share price during the 2006 period compared with an 8% increase in the 2005 period increased compensation expense by $2.8 million. In addition, we incurred $2.9 million of costs in connection with a new branding/business strategy initiative and the impact on reported G&A of the stronger Canadian dollar added a further $1.3 million in the 2006 period.
Depreciation and amortization expense increased from $55.6 million in the 2005 period to $74.2 million in the 2006 period due mainly to the adjustment of $17.7 million discussed above to change the depreciation method and useful lives of our ski and resort operations assets.
We provided for $10.1 million of income taxes in the 2006 period compared with a recovery of $5.3 million of income taxes in the 2005 period. Lower pre-tax income and the utilization

MANAGEMENT’S
(ALL DOLLAR AMOUNTS ARE IN UNITED STATES CURRENCY,	DISCUSSION AND
UNLESS OTHERWISE INDICATED)	ANALYSIS

of income tax losses resulted in the recovery in the 2005 period. We expect our effective income tax rate to be approximately 12% for the current fiscal year, excluding tax on the Mammoth Mountain Ski Area gain, which is included in discontinued operations.
Non-controlling interest was $31.9 million in the 2006 period, up from $10.4 million in the 2005 period due mainly to the inclusion of $18.5 million for our partner’s profits on the sale of the property in Maui, as described in Review of Real Estate Development above. The balance of the increase was due to improved results of A&K and Whistler Blackcomb in the 2006 period.
LIQUIDITY AND CAPITAL RESOURCES
In February 2006 we announced that we had initiated a review of strategic options for enhancing shareholder value, including, but not limited to, a capital structure review, strategic partnerships or business combinations. We engaged Goldman, Sachs & Co. to assist in the review, which is currently underway with no set timetable for its completion. There can be no assurance that the review will result in any specific strategic or financial transaction.
The following table summarizes the major sources and uses of cash in the 2006 and 2005 quarters and periods. This table should be read in conjunction with the Consolidated Statements of Cash Flows, which are more detailed as prescribed by GAAP.

	2006	2005		2006	2005
(MILLIONS)	QUARTER	QUARTER	CHANGE	PERIOD	PERIOD	CHANGE

Funds from continuing operations	$89.3	$103.5	$(14.2)	$162.9	$116.3	$46.6
Cash flow for real estate including partnership investments	(48.1)	(48.9)	0.8	(106.3)	(66.7)	(39.6)
Cash for resort capex and other assets	(30.3)	(23.1)	(7.2)	(103.0)	(80.0)	(23.0)
Cash flow from long-term receivables and working capital	10.7	(34.9)	45.6	(31.3)	(12.0)	(19.3)
Funds from discontinued operations	—	7.4	(7.4)	0.3	13.7	(13.4)

Free cash flow	21.6	4.0	17.6	(77.4)	(28.7)	(48.7)
Cash from (for) business acquisitions and disposals	0.9	(0.1)	1.0	129.3	(21.3)	150.6

Net cash flow from operating and investing activities	22.5	3.9	18.6	51.9	(50.0)	101.9
Net financing inflows (outflows)	(19.8)	(11.7)	(8.1)	(40.1)	69.7	(109.8)

Increase (decrease) in cash	$2.7	$(7.8)	$(10.5)	$11.8	$19.7	$(7.9)

Funds from continuing operations in the 2005 quarter and 2005 period were reduced by the payment of the call premium when we redeemed senior notes and increased by the recovery of income taxes. The other changes in funds from continuing operations resulted from higher operating profits from real estate development offset by reduced EBITDA from resort and travel operations and management services and higher G&A expenses in the 2006 quarter and 2006 period. For more details see the Review of Operations sections earlier in this MD&A.
Real estate development used $48.1 million of cash in the 2006 quarter, down slightly from $48.9 million in the 2005 quarter as we recovered more costs through real estate sales, including the Mammoth land transaction with Starwood Capital, however this was offset by increased expenditures to develop new projects. For the 2006 period real estate development used $106.3 million of cash compared with $66.7 million in the 2005 period. The sale of commercial properties in the 2005 period generated $54.8 million of cash. We spent $31.1 million in the 2006 period to acquire new land holdings at Hilton Head, South Carolina and Napa, California for the future aggregate development of 1,400 units. We did not acquire any new land holdings in the 2005 period.
Expenditures on resort and travel operations assets (“capex”) and other assets used $30.3 million cash in the 2006 quarter, up from $23.1 million in the 2005 quarter. We spent approximately $10 million on maintenance capex in the 2006 quarter and our major expansion capex projects included the acquisition of the Stratton Mountain Inn and the renovation of the Baytowne golf course at Sandestin. We had not planned to purchase the Inn, however it is an important source of lodging for Stratton and the previous owner wanted to demolish it for condominiums. We also spent $8.1 million on other assets in the 2006 quarter, mainly comprising the acquisition of a lodging operation near Sandestin and information technology improvements. This brought spending on capex and other assets to $103.0 million for the 2006 period, up from $80.0 million in the 2005 period. Each year we spend approximately $40 million on maintenance capex at our resorts. We had expected our expansion capex to total $50 million for fiscal 2006, however we now expect it to be closer to $60 million.
Long-term receivables and working capital provided $10.7 million of cash in the 2006 quarter compared with a use of $34.9 million cash in the 2005 quarter. This represents the cash flow from changes in receivables, other assets, payables and deferred revenue. These items used $31.3 million of cash in the 2006 period, up from $12.0 million in the 2005 period.
Funds from discontinued operations, being cash flow from Mammoth Mountain Ski Area prior to its sale, amounted to $0.3 million in the 2006 period compared with $7.4 million and $13.7 million, respectively, in the 2005 quarter and 2005 period. We continue to own 15% of the resort, however we are not expecting our investment to generate significant cash flow in the near term.
Our businesses generated free cash flow of $21.6 million in the 2006 quarter, up from $4.0 million in the 2005 quarter. This brought free cash flow to negative $77.4 million for the 2006 period compared with negative free cash flow of $28.7 million in the 2005 period.
Business acquisitions and disposals generated or used minimal cash in the 2006 and 2005 quarters. In the 2006 period the sale of the majority of our interest in Mammoth generated $128.3 million of cash. The purchaser also paid $20.8 million into escrow to fund potential warranty claims, $1.8 million of which we recovered in the 2006 quarter, with the unused balance scheduled for release after 15 months. In the 2005 period we spent $21.7 million on business acquisitions, being $36.9 million on the acquisition of 55% of Alpine Helicopters that we did not already own net of $15.2 million cash acquired on the acquisition of 67% of A&K.
In total, our operating and investing activities provided $22.5 million of cash in the 2006 quarter, up from $3.9 million in the 2005 quarter, which we used primarily to pay down debt. For the 2006 period, operating and investing activities generated $51.9 million of cash, which we used to repay debt compared with a cash outflow of $50.0 million in the 2005 period, which we funded primarily by drawing on our senior credit facility. At March 31, 2006, we had drawn $147.1 million under this facility and we had also issued letters of credit for $53.7 million, leaving $224.2 million available to cover future liquidity requirements. Liquidity for real estate construction is generally provided by one-off project-specific loans. We believe that these credit facilities, combined with cash on hand and internally generated cash flow, are sufficient to finance all our normal operating needs.
In November 2005 we announced our intention to buy up to 4.6 million of our common shares through a normal course issuer bid. During the 2006 quarter we acquired 86,900 shares for $2.4 million and then suspended the buy back program after we initiated our review of strategic options.
ADDITIONAL INFORMATION
TOTAL COMPANY EBITDA

	2006	2005	2006	2005
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Cash flow provided by (used in) continuing operating activities	$65.0	$19.7	$23.1	$48.5
Add (deduct):
Changes in non-cash operating assets and liabilities	24.3	83.8	139.8	67.9
Current income tax expense	35.4	(4.6)	34.3	(5.3)
Interest expense	10.7	9.1	33.6	31.7
Interest in real estate costs	4.9	3.9	10.3	16.9
Call premium and unamortized costs on senior notes redeemed	—	2.1	—	30.2

	140.3	114.0	241.1	189.9

Interest and other income, net of non-cash items	(3.8)	(4.5)	(8.9)	(12.1)

Total Company EBITDA	$136.5	$109.5	$232.2	$177.8

MANAGEMENT’S
(ALL DOLLAR AMOUNTS ARE IN UNITED STATES CURRENCY,	DISCUSSION AND
UNLESS OTHERWISE INDICATED)	ANALYSIS

RESORT AND TRAVEL OPERATIONS EBITDA

	2006	2005	2006	2005
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Resort and travel operations revenue	$386.2	$356.6	$742.2	$661.1
Resort and travel operations expenses	302.9	273.6	636.5	546.1

Resort and travel operations EBITDA	$83.3	$83.0	$105.7	$115.0

MANAGEMENT SERVICES EBITDA

	2006	2005	2006	2005
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Management services revenue	$59.2	$59.1	$131.5	$130.6
Management services expenses	37.8	35.5	100.4	94.2

Management services EBITDA	$21.4	$23.6	$31.1	$36.4

REAL ESTATE DEVELOPMENT EBITDA

	2006	2005	2006	2005
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Real estate development contribution	$37.3	$4.4	$107.4	$24.7
Interest in real estate expenses	4.9	3.9	10.3	16.9

Real estate development EBITDA	$42.2	$8.3	$117.7	$41.6

QUARTERLY FINANCIAL SUMMARY
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04

Total revenue	$550.9	$318.2	$298.2	$523.6	$466.0	$419.8	$202.7	$480.7
Income (loss) from continuing operations	61.0	11.3	7.3	(18.6)	62.7	(10.5)	(8.2)	3.7
Results of discontinued operations	—	57.9	1.9	(0.6)	3.5	3.4	1.1	0.0
Net income (loss)	61.0	69.3	9.2	(19.2)	66.2	(7.1)	(7.1)	3.7
PER COMMON SHARE:
Income (loss) from continuing operations
Basic	1.25	0.23	0.15	(0.39)	1.31	(0.22)	(0.17)	0.08
Diluted	1.23	0.23	0.15	(0.39)	1.31	(0.22)	(0.17)	0.08
Net income (loss)
Basic	1.25	1.43	0.19	(0.40)	1.39	(0.15)	(0.15)	0.08
Diluted	1.23	1.41	0.19	(0.40)	1.38	(0.15)	(0.15)	0.08
Several factors impact comparability between quarters:
•	The timing of business acquisitions and disposals. In the first quarter of 2005 we acquired 67% of A&K and in the second quarter of 2005 we acquired the 55% of Alpine Helicopters that we did not already own. In the second quarter of 2006 we sold the majority of our interest in Mammoth Mountain Ski Area.
•	The seasonality of our resort and travel operations. Revenue and EBITDA from this business are weighted disproportionately to our third quarter.
•	The timing of project completions and real estate closings. Generally we close more units in the fourth quarter.
•	The timing of refinancings. In the second quarter of 2005 we redeemed senior notes and expensed call premium and unamortized financing costs.
•	The timing of recording reserves and valuation adjustments. In the fourth quarter of 2005 we wrote down the value of our stand-alone golf courses.
OUTSTANDING SHARE DATA
As at May 9, 2006, we have issued and there are outstanding 49,059,126 common shares and stock options exercisable for 2,860,400 common shares.

CONSOLIDATED
BALANCE SHEET	INTRAWEST

(IN THOUSANDS OF UNITED STATES DOLLARS)	MARCH 31, 2006	JUNE 30, 2005
	(UNAUDITED)	(AUDITED)

		(RESTATED)
		(note 1)
Assets
CURRENT ASSETS:
Cash and cash equivalents	$152,639	$140,878
Amounts receivable	163,991	162,102
Other assets	222,424	188,211
Resort properties	474,579	388,510
Future income taxes	27,618	29,927

	1,041,251	909,628
Amounts receivable	81,559	78,877
Resort and travel operations	979,249	1,034,187
Resort properties	465,339	403,252
Other assets	104,259	85,181
Investment in and advances to real estate partnerships (note 8)	105,658	109,037
Goodwill	22,450	27,483

	$2,799,765	$2,647,645

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Amounts payable	$322,066	$275,176
Deferred revenue and deposits	233,198	201,313
Bank and other indebtedness	84,077	82,144

	639,341	558,633
Deferred revenue and deposits	104,266	132,866
Bank and other indebtedness	908,299	941,279
Future income taxes	52,714	92,010
Non-controlling interest in subsidiaries	76,802	76,339

	1,781,422	1,801,127

SHAREHOLDERS’ EQUITY:
Capital stock (note 4)	489,319	469,162
Retained earnings	473,242	342,013
Foreign currency translation adjustment	55,782	35,343

	1,018,343	846,518

	$2,799,765	$2,647,645

See accompanying notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS OF
OPERATIONS AND
INTRAWEST	RETAINED EARNINGS

(IN THOUSANDS OF UNITED STATES DOLLARS	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
EXCEPT PER SHARE AMOUNTS) (UNAUDITED)	2006	2005	2006	2005

		(RESTATED)		(RESTATED)
		(note 1)		(note 1)
RESORT AND TRAVEL OPERATIONS:
Revenue	$386,217	$356,569	$742,197	$661,091
Expenses	302,942	273,523	636,462	546,101

Resort and travel operations contribution	83,275	83,046	105,735	114,990

MANAGEMENT SERVICES:
Revenue	59,230	59,109	131,484	130,606
Expenses	37,849	35,559	100,418	94,186

Management services contribution	21,381	23,550	31,066	36,420

REAL ESTATE DEVELOPMENT:
Revenue	102,375	48,267	285,242	288,777
Expenses	64,988	43,608	178,838	266,351

	37,387	4,659	106,404	22,426
Income (loss) from equity accounted investments	(119)	(278)	1,023	2,310

Real estate development contribution	37,268	4,381	107,427	24,736

Income before undernoted items	141,924	110,977	244,228	176,146
Interest and other income	3,231	2,359	7,461	5,672
Interest expense	(10,723)	(9,071)	(33,584)	(31,656)
Corporate general and administrative expenses	(10,393)	(5,395)	(22,364)	(15,336)
Depreciation and amortization	(47,751)	(31,329)	(74,174)	(55,578)
Call premium and unamortized costs of senior notes redeemed	—	(2,104)	—	(30,173)

Income from continuing operations before income taxes and non-controlling interest	76,288	65,437	121,567	49,075
Provision for income taxes	(5,862)	4,577	(10,090)	5,272
Non-controlling interest	(9,393)	(7,304)	(31,873)	(10,355)

Income from continuing operations	61,033	62,710	79,604	43,992
Results of discontinued operations (note 3)	—	3,498	59,879	8,023

Net income for the period	61,033	66,208	139,483	52,015

Retained earnings, beginning of period, as previously stated	417,168	301,150	345,348	318,883
Prior period adjustment (note 1)	—	(3,027)	(3,335)	(3,536)

Retained earnings, beginning of period, as restated	417,168	298,123	342,013	315,347
Share repurchase adjustment	(1,245)	—	(1,245)	—
Dividends	(3,714)	—	(7,009)	(3,031)

Retained earnings, end of period	$473,242	$364,331	$473,242	$364,331

Income from continuing operations per common share:
Basic	$1.25	$1.31	$1.64	$0.92
Diluted	$1.23	$1.31	$1.62	$0.92
Net income per common share
Basic	$1.25	$1.39	$2.87	$1.09
Diluted	$1.23	$1.38	$2.83	$1.09

Weighted average number of common shares outstanding (in thousands)
Basic	48,945	47,790	48,565	47,736
Diluted	49,746	47,873	49,231	47,784

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS	INTRAWEST

(IN THOUSANDS OF UNITED STATES DOLLARS	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
EXCEPT PER SHARE AMOUNTS) (UNAUDITED)	2006	2005	2006	2005
		(RESTATED)	(RESTATED)
		(note 1)		(note 1)
Cash provided by (used in):
OPERATIONS:
Net income	$61,033	$66,208	$139,483	$52,015
Items not affecting cash:
Results of discontinued operations	—	(3,498)	(59,879)	(8,023)
Depreciation and amortization	47,751	31,329	74,174	55,578
Future income taxes	(29,553)	—	(24,208)	—
Non-cash costs of senior notes redeemed	—	471	—	4,842
Loss (income) from equity accounted investments	119	278	(1,023)	(2,310)
Amortization of deferred financing costs	645	546	1,948	1,821
Stock-based compensation	256	214	791	654
Amortization of benefit plan	—	294	—	867
Non-controlling interest	9,393	7,304	31,873	10,355
Loss (gain) on asset disposals	(355)	341	(295)	549

Funds from continuing operations	89,289	103,487	162,864	116,348

Recovery of costs through real estate sales	64,988	43,608	178,838	221,351
Acquisition and development of properties held for sale	(100,015)	(92,519)	(287,326)	(277,201)
Changes in long-term amounts receivable, net	26,878	210	17,213	(1,109)
Changes in non-cash operating working capital (note 7)	(16,173)	(35,067)	(48,520)	(10,891)

	64,967	19,719	23,069	48,498
Funds from discontinued operations (note 3)	—	7,376	265	13,675

	64,967	27,095	23,334	62,173

FINANCING:
Proceeds from bank and other borrowings	21,839	17,176	82,523	550,103
Repayments of bank and other borrowings	(40,256)	(19,296)	(124,816)	(463,283)
Issue of common shares for cash	5,710	936	20,234	1,873
Purchase of common shares	(2,423)	—	(2,423)	—
Dividends received	—	—	19,862	—
Dividends paid	(3,714)	—	(7,009)	(3,031)
Distributions to non-controlling interest	(968)	(10,487)	(28,466)	(15,933)

	(19,812)	(11,671)	(40,095)	69,729

INVESTMENTS:
Proceeds from (expenditures on):
Resort and travel operations assets	(22,242)	(23,796)	(91,406)	(65,591)
Investment in real estate partnerships	(13,073)	(15)	2,168	(10,864)
Other assets	(8,080)	678	(11,574)	(14,424)
Business acquisitions, net of cash acquired	—	(447)	—	(21,744)
Proceeds on sale of business, net of cash disposed of (note 3)	—	—	128,274	—
Asset disposals	902	324	1,060	383

	(42,493)	(23,256)	28,522	(112,240)

Increase (decrease) in cash and cash equivalents	2,662	(7,832)	11,761	19,662

Cash and cash equivalents, beginning of period	149,977	137,310	140,878	109,816

Cash and cash equivalents, end of period	$152,639	$129,478	$152,639	$129,478

(Supplemental information (note 7))
See accompanying notes to consolidated financial statements.

(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE INDICATED)	INTRAWEST	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION:
These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles (“GAAP”) for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended June 30, 2005. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in these interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods reported are not necessarily indicative of the operating results expected for the year.
Except as disclosed below, the significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company’s consolidated financial statements for the year ended June 30, 2005.
Since there is no specific Canadian GAAP guidance that deals with accounting for timeshare operations, the Company has adopted relevant US GAAP guidance. Effective July 1, 2005, the Company retroactively adopted the new Financial Accounting Standards Board Statement No. 152, “Accounting for Real-Estate Time-Sharing Transactions: an amendment of FASB Statements No. 66 and 67.”
The new standard sets out specific guidelines for assessing whether the buyers’ initial and continuing investments are adequate to demonstrate a commitment to pay for the property. Under the amended rules, the Company has deferred profit on transactions until these requirements are met. In addition, the standard prohibits the deferral of marketing costs.
The retroactive accounting application and restatement of prior periods has caused the following increases (decreases):

	MARCH 31, 2006	JUNE 30, 2005
	(UNAUDITED)	(AUDITED)

ASSETS
Current other assets	$3,821	$3,351

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current deferred revenue	$8,485	$6,946
Retained earnings	(4,270)	(3,335)
Foreign currency translation adjustment	(394)	(260)

	$3,821	$3,351

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
(UNAUDITED)	2006	2005	2006	2005

REAL ESTATE DEVELOPMENT:
Revenue	$(2,188)	$(3,846)	$(1,281)	$(3,907)
Expenses	(1,057)	(1,219)	(346)	(1,789)

Real estate development contribution	$(1,131)	$(2,627)	$(935)	$(2,118)

Earlier in fiscal 2006 the Company commenced a review of the useful lives and depreciation methods of resort and travel operations assets. As a result of this review the Company increased depreciation and amortization expense by $17,700,000. This adjustment includes both a prospective change in the current period in our depreciation method from declining balance to straight-line and a change in the estimated useful lives of the assets to better reflect the remaining service and earning potential of the assets and the Company’s historical operating experience.
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.
2. SEASONALITY OF OPERATIONS:
Resort and travel operations are highly seasonal which impacts reported quarterly earnings. The majority of the Company’s resort and travel operations revenue is generated during the period from November to April. Furthermore, during this period a significant portion of resort and travel operations revenue is generated on certain holidays (particularly Christmas, Presidents’ Day and school spring breaks) and on weekends.

2. SEASONALITY OF OPERATIONS (CONTINUED):
The Company’s real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period.
3. DISCONTINUED OPERATIONS:
On October 4, 2005, the Company signed an agreement to sell a majority of its 59.5% interest in Mammoth Mountain Ski Area (“Mammoth Mountain”). The Company’s retained interest is 15%. Pre-tax net proceeds to the Company after transaction costs and reinvestment in Mammoth Mountain were $149,087,000, including funds held in escrow of $20,813,000, and net of Mammoth Mountain’s cash balances sold of $1,423,000.
For reporting purposes, the results of operations of Mammoth Mountain have been disclosed separately from those of continuing operations for the periods presented.
Earnings from discontinued operations and the results of the gain relating to discontinued operations are as follows:

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
(UNAUDITED)	2006	2005	2006	2005

Revenue	$—	$34,962	$6,086	$55,145

Income (loss) from discontinued operations, net of income tax recovery (expense) of nil, $(1,226), $2,602 and $1,247 respectively	$—	$3,498	$(100)	$8,023
Gain on sale of discontinued operations, net of income tax expense of $47,260	—	—	59,979	—

Results of discontinued operations	$—	$3,498	$59,879	$8,023

Results of discontinued operations per share
Basic	$—	$0.08	$1.23	$0.17
Diluted	$—	$0.07	$1.21	$0.17

Cash from discontinued operations:
Income from discontinued operations	$—	$3,498	$59,879	$8,023
Adjustments for:
Amortization	—	3,878	365	5,652
Gain on sale	—	—	(59,979)	—

	$—	$7,376	$265	$13,675

4. CAPITAL STOCK:

	MARCH 31, 2006	JUNE 30, 2005
	(UNAUDITED)	(AUDITED)

Common shares	$484,697	$465,328
Contributed surplus	4,622	3,834

	$489,319	$469,162

(a) COMMON SHARES:

	NUMBER OF	2006
	COMMON SHARES	AMOUNT
	(UNAUDITED)	(UNAUDITED)

Balance, June 30, 2005	47,957,110	$465,328
Issued for cash under stock option plan	961,100	20,234
Repurchase of common shares	(86,900)	(865)
Amortization of benefit plan, net	162,816	—

Balance, March 31, 2006	48,994,126	$484,697

In addition to the stock options exercised during the nine months ended March 31, 2006, 117,700 stock options were forfeited. A total of 2,925,400 stock options remain outstanding as at March 31, 2006.

(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE INDICATED)	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. CAPITAL STOCK (CONTINUED):
(b) NORMAL COURSE ISSUER BID:
The Company received regulatory approval under Canadian securities laws to purchase common shares under a normal course issuer bid which commenced on November 18, 2005 and continues up to November 17, 2006. The Company is entitled to purchase, for cancellation, up to a maximum of 4,600,000 common shares under the current bid. During the three months ended March 31, 2006, the Company purchased 86,900 common shares under the bid for total consideration of $2,423,000. The amount paid was charged $865,000 to share capital, $3,000 to contributed surplus, $1,245,000 to retained earnings and the balance to foreign currency translation adjustment.
(c) STOCK COMPENSATION:
Effective July 1, 2003, the Company adopted, on a prospective basis, the fair value measurement of stock-based compensation. Under the fair value method, compensation cost for options is measured at fair value at the date of grant and is expensed over the vesting period. No options were issued in the nine months ended March 31,2006. The total stock compensation expense for the nine months ended March 31, 2006 was $791,000 (2005 – $655,000).
Had compensation expense for stock options granted between July 1, 2001 and June 30, 2003 been determined by a fair value method, the Company’s net income would have been reduced to the pro forma amount indicated below:

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
(UNAUDITED)	2006	2005	2006	2005
		(RESTATED)		(RESTATED)
		(note 1)		(note 1)
Net income, as reported	$61,033	$66,208	$139,483	$52,015
Estimated fair value of option grants, net of tax	(602)	(547)	(1,797)	(1,631)

Net income, pro forma	$60,431	$65,661	$137,686	$50,384

PRO FORMA INCOME PER COMMON SHARE:
Basic	$1.23	$1.37	$2.84	$1.06
Diluted	$1.21	$1.37	$2.80	$1.05

The estimated fair value of option grants excludes the effect of those granted before July 1, 2001.
5. EARNINGS PER SHARE:
Basic earnings per common share (“EPS”) is calculated by dividing net income attributable to common shareholders (“numerator”) by the weighted average number of common shares outstanding (“denominator”). Diluted EPS reflects the potential dilution that could occur if outstanding dilutive options were exercised and the cash received was used to repurchase common shares at the average market price for the period.
The numerator for basic and diluted EPS was the same for both periods presented. The reconciliation of the denominators used is as follows:

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
	2006	2005	2006	2005

Denominator (in thousands of shares):
Weighted average number of common shares outstanding – basic	48,945	47,790	48,565	47,736
Effect of dilutive options	801	83	666	48

Weighted average number of common shares outstanding – diluted	49,746	47,873	49,231	47,784

For the nine months ended March 31, 2006, there are no anti-dilutive options (2005 – 2,561,000).

6. SEGMENTED INFORMATION:
The following table presents the Company’s results from continuing operations by reportable segment:

THREE MONTHS ENDED	MOUNTAIN	NON-	REAL
MARCH 31, 2006 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort and travel operations	$301,572	$84,645	$—	$—	$386,217
Management services	37,795	3,711	17,724	—	59,230
Real estate development	—	—	102,256	—	102,256
Corporate and all other	—	—	—	3,231	3,231

	$339,367	$88,356	$119,980	$3,231	$550,934

SEGMENT OPERATING PROFIT:
Resort and travel operations	$82,856	$419	$—	$—	$83,275
Management services	15,315	1,262	4,804	—	21,381
Real estate development	—	—	37,268	—	37,268
Corporate and all other	—	—	—	3,231	3,231

	$98,171	$1,681	$42,072	$3,231	145,155

LESS:
Interest expense					(10,723)
Corporate general and administrative expenses					(10,393)
Depreciation and amortization					(47,751)

Income from continuing operations before income taxes and non-controlling interest					$76,288

NINE MONTHS ENDED	MOUNTAIN	NON-	REAL
MARCH 31, 2006 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort and travel operations	$469,245	$272,952	$—	$—	$742,197
Management services	67,432	13,931	50,121	—	131,484
Real estate development	—	—	286,265	—	286,265
Corporate and all other	—	—	—	7,461	7,461

	$536,677	$286,883	$336,386	$7,461	$1,167,407

SEGMENT OPERATING PROFIT:
Resort and travel operations	$97,412	$8,323	$—	$—	$105,735
Management services	11,929	3,623	15,514	—	31,066
Real estate development	—	—	107,427	—	107,427
Corporate and all other	—	—	—	7,461	7,461

	$109,341	$11,946	$122,941	$7,461	251,689

LESS:
Interest expense					(33,584)
Corporate general and administrative expenses					(22,364)
Depreciation and amortization					(74,174)

Income from continuing operations before income taxes and non-controlling interest					$121,567

(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE INDICATED)	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. SEGMENTED INFORMATION (CONTINUED):

THREE MONTHS ENDED	MOUNTAIN	NON-	REAL
MARCH 31, 2005 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL
					(RESTATED)
					(note 1)
SEGMENT REVENUE:
Resort and travel operations	$275,712	$80,857	$—	$—	$356,569
Management services	43,334	4,444	11,331	—	59,109
Real estate development	—	—	47,989	—	47,989
Corporate and all other	—	—	—	2,359	2,359

	$319,046	$85,301	$59,320	$2,359	$466,026

SEGMENT OPERATING PROFIT:
Resort and travel operations	$81,395	$1,651	$—	$—	$83,046
Management services	17,357	2,850	3,343	—	23,550
Real estate development	—	—	4,381	—	4,381
Corporate and all other	—	—	—	2,359	2,359

	$98,752	$4,501	$7,724	$2,359	113,336

LESS:
Interest expense					(9,071)
Corporate general and administrative expenses					(5,395)
Depreciation and amortization					(31,329)
Call premium and unamortized costs of senior notes redeemed					(2,104)

Loss from continuing operations before income taxes and non-controlling interest					$65,437

NINE MONTHS ENDED	MOUNTAIN	NON-	REAL
MARCH 31, 2005 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL
					(RESTATED)
					(note 1)
SEGMENT REVENUE:
Resort and travel operations	$416,097	$244,994	$—	$—	$661,091
Management services	71,673	14,994	43,939	—	130,606
Real estate development	—	—	291,087	—	291,087
Corporate and all other	—	—	—	5,672	5,672

	$487,770	$259,988	$355,026	$5,672	$1,088,456

SEGMENT OPERATING PROFIT:
Resort and travel operations	$104,324	$10,666	$—	$—	$114,990
Management services	12,285	6,734	17,401	—	36,420
Real estate development	—	—	24,736	—	24,736
Corporate and all other	—	—	—	5,672	5,672

	$116,609	$17,400	$42,137	$5,672	181,818

LESS:
Interest expense					(31,656)
Corporate general and administrative expenses					(15,336)
Depreciation and amortization					(55,578)
Call premium and unamortized costs of senior notes redeemed					(30,173)

Loss from continuing operations before income taxes and non-controlling interest					$49,075

7. CASH FLOW INFORMATION:
The changes in non-cash operating working capital balance consist of the following:

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
(UNAUDITED)	2006	2005	2006	2005
		(RESTATED)		(RESTATED)
		(note 1)		(note 1)
CASH PROVIDED BY (USED IN):
Amounts receivable	$(9,621)	$(17,710)	$(3,433)	$11,008
Other assets	41,927	9,114	(42,051)	(125,322)
Amounts payable	12,080	22,817	7,157	47,451
Deferred revenue and deposits	(60,559)	(49,288)	(10,193)	55,972

	$(16,173)	$(35,067)	$(48,520)	$(10,891)

SUPPLEMENTAL INFORMATION:
Interest paid	$7,894	$6,785	$50,216	$63,077
Income, franchise and withholding taxes paid	45,993	2,993	65,453	9,176

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Notes received on sale of properties to real estate partnerships	—	—	—	45,406
Notes received on sale of business	—	—	20,813	—
Bank and other indebtedness incurred on acquisition	—	—	—	20,659

8. RELATED PARTY TRANSACTIONS:

	MARCH 31, 2006	JUNE 30, 2005
INVESTMENT IN AND ADVANCES TO REAL ESTATE PARTNERSHIPS:	(UNAUDITED)	(AUDITED)

Residential partnerships	$97,676	$99,904
Commercial partnership	7,982	9,133

	$105,658	$109,037

(a) INVESTMENT IN RESIDENTIAL PARTNERSHIPS
The Company sells certain real estate properties to partnerships in which it holds an investment. During the nine months ended March 31, 2006, the Company sold four real estate properties to the partnerships for proceeds of $72,062,000 (2005 – two properties were sold for proceeds of $19,878,000) and a gain of $42,866,000 (2005 – $3,149,000). Total proceeds on the sales consisted of cash and an equity contribution. The Company also extended bridge financing of $6,911,000 to the partnerships.
Development and sales management fees earned during the nine months ended March 31, 2006 totaled $18,270,000 (2005 – $13,727,000) and have been included in management services revenue. Interest income related to notes receivable and working capital loans to the partnerships of $1,967,000 has been included in interest and other income for the nine months ended March 31, 2006 (2005 – $559,000).

	MARCH 31, 2006	JUNE 30, 2005
INVESTMENT IN AND ADVANCES TO RESIDENTIAL PARTNERSHIPS:	(UNAUDITED)	(AUDITED)

Equity contributions	$77,534	$82,847
Formation costs	3,752	3,869
Advances	11,662	9,483
Equity income, net of amortization of formation costs	4,728	3,705

	$97,676	$99,904

(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE INDICATED)	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. RELATED PARTY TRANSACTIONS (CONTINUED):
At March 31, 2006, deferred revenue includes $53,828,000 (2005 – $19,005,000) relating to the sale of properties to the partnerships and amounts receivable includes $46,408,000 (2005 – $13,785,000) due from the partnerships.
(b) COMMERCIAL PARTNERSHIP
During the year ended June 30, 2005, the Company sold commercial properties at seven of its resorts to a partnership (the “Commercial Partnership”) for cash proceeds of $109,504,000. The Company has a 20% interest in the Commercial Partnership for an equity contribution of $9,133,000. The Company has leased approximately 30% of the space within the properties for its resort and travel operations for terms up to 20 years with aggregate rental payments approximating $87,766,000. In addition, the Company has committed to head-lease premises that were vacant at the time of closing for up to four years. The gross amount payable under these commitments is estimated at $4,586,000 from 2006 to 2009. These commitments will be reduced by any revenue earned by the Company from subleasing the vacant space. The net present value of this estimated net liability is $1,785,000 (2005 – $3,421,000).
At March 31, 2006, deferred revenue includes $7,234,000 (2005 – $10,064,000) relating to the deferred gain on sale of the properties to the partnership.
Management fees earned during the nine months ended March 31, 2006 totaled $336,000 (2005 – nil) and have been included in management services revenue.

INTRAWEST CORPORATION
SUITE 800, 200 BURRARD STREET
VANCOUVER, BC CANADA V6C 3L6
T 604.669.9777 F 604.669.0605
INTRAWEST.COM